Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE
THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
AEON BIOPHARMA, INC.,
a Delaware Corporation

AEON Biopharma, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

FIRST: That the undersigned is the duly elected and acting Chief Executive Officer of the Corporation.

SECOND: That, pursuant to Section 242 of the Delaware General Corporation Law (the “DGCL”), the first paragraph of Article Fourth of the Third Amended and Restated Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

“FOURTH: The total number of shares of all classes of capital stock that the Corporation is authorized to issue is 1,041,000,000 shares, consisting of (i) 1,040,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), and (ii) 1,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).”

Upon the filing and effectiveness (the “Effective Time”) pursuant to the General Corporation Law of the State of Delaware of this Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation of the Corporation, each seventy two (72) shares of Common Stock either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”).

No fractional shares shall be issued in connection with the Reverse Stock Split. Instead, holders who would be entitled to receive fractional shares of Common Stock because they hold a number of shares not evenly divisible by the Reverse Stock Split ratio will be issued an additional fraction of a share of Common Stock to round up to the next whole post-Reverse Stock Split share of Common Stock. For those stockholders who hold shares with a brokerage firm, the Company intends to round up fractional shares at the participant level. No cash will be paid in lieu of fractional shares.

THIRD: That the foregoing Certificate of Amendment of the Third Amended and Restated Certificate of Incorporation of the Corporation has been duly adopted and approved by the Board of Directors and stockholders of the Corporation in accordance with the applicable provisions of Sections 228 and 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the undersigned hereby further declares and certifies under penalty of perjury that the facts set forth in the foregoing certificate are true and correct to the knowledge of the undersigned, and that this certificate is the act and deed of the undersigned.

Executed on this 24th day of February, 2025.

By:	/s/ Marc Forth
Marc Forth
Chief Executive Officer